NE 4-1-04

SO
4-2-04

[redacted]STATES
IANGE COMMISSION
D.C. 20549

04016964

ITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 03 (MM/DD/YY) AND ENDING December 31, 03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Times Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9550 Flair Drive, Suite 104 — 9550 Flair Dr #104
(No. and Street)

El Monte — California — 91731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephanie Chooi — 626-442-0804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lo, Shih Yueng and Chen, Shau Tang
(Name – *if individual, state last, first, middle name*)

306 N Garfield Avenue Suite A3 Monterey Park, California 91754
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2004
WASH. D.C.
187

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Stephanie Chooi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Times Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 30th DAY OF March, 2004

BY Stephanie Chooi

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF California

COUNTY OF Los Angeles

JUDITH M. SEKI
COMM. #1360047
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. July 5, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2003

TIMES SECURITIES, INC.

9550 Flair Drive , Suite 104
El Monte, CA 91731

CONTENTS

Shih Yueng Lo and Shau Tang Chen
Certified Public Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Times Securities, Inc.
El Monte, California

We have audited the accompany statement of financial condition of Times Securities, Inc. as of December 31, 2003 and related statements of income, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Times Securities, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Times Securities, Inc. as of December 31, 2003 and the results of its operation cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Shih Yueng Lo, CPA　　　　**Shau Tang Chen, CPA**

Los Angeles, California
March 29, 2004

306 N Garfield Avenue Suite#A3, Monterey Park, CA 91754 Tel: 626-569-2853 Fax: 626-569-2855

TIMES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash			
Checking		$	8,374
Due from shareholder			1,625
Other assets			565
TOTAL ASSETS		$	10,564

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES			
Accrued expenses		$	1,600
Misc. payable			145
TOTAL LIABILITIES		$	1,745
SHAREHOLDER'S EQUITY			
Common stock ($5 par value, 1,000,000 shares Authorized, 5,000 shares issued and outstanding)	$25,000		
Paid-in capital	10,974		
Retained earnings (deficit)	(27,155)		8,819
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	10,564

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE	$	15,231
TOTAL REVENUES		15,231
EXPENSES		
Rent	$	18,000
Broker commission		6,262
Legal and professional		2,157
Regulatory fees and expenses		2,297
Other expenses		588
TOTAL EXPENSES		29,304
INCOME (LOSS) BEFORE TAX PROVISION		(14,073)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(14,873)

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stocks	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	0	$25,000	$ 2,656	$ (12,282)	$15,374
Paid-in Capital		0	8,318		8,318
Net Income (loss)				(14,873)	(14,873)
Balance, December 31, 2003	0	$25,000	$ 10,974	$ (27,155)	$ 8,819

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income (loss)	$	(14,873)
Amortization		0
Changes in operating assets and liabilities:		0
Commissions receivable		0
Due from shareholder		(2,475)
Other assets		(345)
Accrued expenses		736
Net cash provided in operating activities		(16,957)
Cash Flows from Investing Activities		0
Cash Flows from Financing Activities:		
Paid in capital		8,318
Misc. payable		145
Cash Flows from Financing Activities		8,463
Net Increase in cash		(8,494)
Cash at beginning of year		16,868
Cash at end of year		8,374

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid	$ 0

See Accompanying Notes to Financial Statements

TIMES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1- Summary of Significant Accounting Policies

Organization

Times Securities, Inc. (the Company) was incorporated in California on November 8, 2001 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company was approved by the NASD may 2002. The company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2)(ii). The Company maintains its principal and only office in El Monte, California.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a settlement –date basis, generally the third business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economics lives.

Notes 2-Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 – Provision for Income Taxes

The Company's fiscal year ends December 31. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Notes 2 – Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TIMES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 8,819
Non-allowable assets:	
Due from shareholder	(1,625)
Other assets	(565)
NET CAPITAL	6,629
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness – 6-2/3% of net aggregate indebtedness	$ 116
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 1,629
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 6,454
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	$ 1,745
Percentage of aggregate indebtedness to net capital	26%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 9,054
VARIANCE	
Due from officer	(1,625)
Franchise tax accrual	(800)
Rounding	
NET CAPITAL PER AUDIT REPORT	$ 5,629

See Accompanying Notes to Financial Statements

PART II

TIMES SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

Shih Yueng Lo and Shau Tang Chen
Certified Public Accountants

Report of Independent Accountants
On Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Times Securities, Inc.
El Monte, California

In planning and performing our audit of the financial statements of Times Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2003, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including test of compliance with such practices and procedures)followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. We did not review the practice and procedures followed by the Company: 1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; 2) in complying with the Governors of Federal Reserve System; or 3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

306 N Garfield Avenue Suite#A3, Monterey Park, CA 91754 Tel: 626-569-2853 Fax: 626-569-2855

Board of Directors
Times Securities, Inc.
El Monte, California

Rule 171-5 (g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in whichthe design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to our attention indicating that such conditions had not been complied with during the year ended.

We understand that the practices and procedures that accomplish the objectives reffered to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Shih Yueng Lo, CPA **Shau Tang Chen, CPA**

Los Angeles, California
March 29, 2004

306 N Garfield Avenue Suite#A3, Monterey Park, CA 91754 Tel: 626-569-2853 Fax: 626-569-2855